Longwei Petroleum

NYSE Amex "LPH"





Fueling China's Growth™

June 2011
www.LongweiPetroleum.com

Forward Looking Statements

Statements contained in this presentation may be considered "forward-looking statements" within the meaning of U.S. federal securities laws. The matters discussed herein are based on current management expectations that involve risks and uncertainties that may result in such expectations not being realized. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous potential risks and uncertainties including such risks and factors described in presentation prepared by Longwei Petroleum Investment Holding Limited ("Longwei" or the "Company") management. Such forward-looking statements speak only as of the date on which they are made and Longwei does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of the presentation.

Executive Summary - "LPH"

- Leading Private-Enterprise Energy Company

- Petroleum Distributor & Wholesaler

- National Licenses – Storage & Transport

- Founded 1995 - Shanxi Province, China



Shanxi Province



Longwei Petroleum

- NYSE Amex "**LPH**"

Revenue Growth

FYE June 30, 2010	2011 Forecast
$343 Million	$500 Million

Opportunity - "LPH"

- Growing Domestic Demand

- Straight-Forward Business Model

- 16-Years Experience & Relationships

- Industrial & Consumer Customers

- Strong Management Team

- Publicly Traded Company Compliance


Gujiao Fueling Depot


Longwei Management Team

"Critical Mass" – Solid Operating Results

Annual Growth	2008	2009	2010
Revenues (% growth)	53%	37%	74%
Assets ($USD)	$93M	$120M	$187M
LT Debt ($USD)	$1.5M	$0.8M	-0-

Storage & Operations - "LPH"

- **Taiyuan City - Storage and HQ**

    - 14 Storage Tanks

    - 50,000 metric tons (mt)

    - Operations since 1995

    - Revenue Contribution > $250M

- **Gujiao - Storage & Customer Service**

    - 8 Storage Tanks

    - 70,000 metric tons (mt)

    - Additional 40,000mt capacity for tar

    - Operation Jan. 2010

    - Revenue Contribution > $160M (1st - 12 months)

    - Deployed $14M Oct. '09 Financing for Inventory



Computer Controlled ERP

Taiyuan – 50,000 mt

Tanker Trucks & Rail Cars

Dedicated Rail Spurs

Gujiao – 70,000 mt

Total Capacity - 120,000 mt

















A. Gujiao Rail Spur
B. Gujiao Storage Tanks
C. Gujiao Storage Tanks & Office
D. Taiyuan Blending Tanks
E. Gujiao Tanker Depot
F. Taiyuan Control Center
G. Taiyuan Storage Tanks
H. Gujiao Storage Tanks

Shanxi Market - "LPH"

- Leading Coal Producing Region in China

- 36M Population Base

- Surrounding Provinces > 300M Population

- Heavy Industries - Coal & Chemical Production, Power Generation, Metallurgy, Mining, Mfg.

- No Pipelines or Refineries in Region





Industrial Market - "LPH"

- Growing Industrial Demand

    - Coal Operations

    - Power Generation

- Provincial Consolidation of Coal Mining Operations

- China's Coal Production to Double by 2030 - *US DOE*





- Largest Energy Consumer in the World (*2/3 coal*)

- Growing Industrial Base - Metallurgy, Chemical Production, Heavy Machinery, Military Operations

- Key Requirements - Reliability & Supply

Consumer Market - "LPH"

- Growing Consumer Demand
  - Automobiles
  - Power Generation

- Jan. 2009 - World's Largest Car Market





Powering Ahead
Total primary energy consumption, in billions of metric tons of oil equivalent
U.S.
China
2.4
1.8
1.2
0.6
0
2000
'09
Source: International Energy Agency

- Per Capita Energy Usage Doubled

- ***Longwei is well positioned to benefit from strong economic growth and projected growth in the demand for refined petroleum products in the PRC***

Competitive Advantages - "LPH"

- Licenses – Central Government Issued

    - <u>Finish Oil Wholesale License</u> – Purchase Direct from Refineries & Storage

    - <u>Dangerous Chemicals License</u> – Transport Petroleum Products

- Customer & Refinery Relationships – 16 Years of Operations

- Proximity to Customers

- Timely Delivery

- Flexible Customer Service

- Quality Assurance & Testing

- Largest Private Wholesaler

- Regional Economic Growth

- Industry Consolidation



Location - Timely Delivery & Customer Service

Product Revenues - "LPH"

- Direct Sales to Commercial, Industrial, Retail and Wholesale Customers throughout Shanxi Province

- Sales by Product Line:

Product Line	FY2010	FY2009
Total Revenues	$343M	$196M
Diesel	43.6%	47.1%
Gasoline	47.1%	40.9%
Fuel Oil	1.8%	3.0%
Solvents	1.8%	3.1%
Agency Fee	5.6%	5.9%
TOTAL	100%	100%

No customer accounted for > 10% of Total Revenues or A/R

- Agency Fees - Allow Other Intermediaries to Purchasing Petroleum Products Directly from Refineries under Longwei License



Longwei Gasoline Station



Rail Spur Unloading



Tanker Depot

Supplier Relationships - "LPH"

- Direct Purchase from PRC Refineries
  - Diesel
  - Gasoline
  - Fuel Oil
  - Solvents



Rail Spur – Load and Unload up to 8 rail cars at one time

- Advances to Suppliers
  - Right to Buy – Refineries "Hold" Product
  - Ability to Ramp-Up Inventory Prior to Price Increase
  - Strong Refinery Relationships

- Retail Price Controls – 22-Day "Look Back" at a Basket of International Prices (Reset Prices Anticipated in Advance)

- 5 suppliers > 10%, but none over 17% Total Purchases

- Since inception, Longwei has not experienced any difficulty in obtaining refined products in a timely manner

Growth Strategy - "LPH"

- Internal Growth

  - Organic from Exiting Customers

  - Direct Sales Force & Customer Referrals

  - Increase Inventory Turnover

- Geographic Expansion

  - Location – Proximately to Customers

  - Timely Delivery & Customer Service

- Vertical Expansion

  - Downstream Opportunities

  - Additional Control Over Supply



Expansion Leads to Growth - "LPH"

- Geographic Expansion – Gujiao Facility

- Located 50 km from Taiyuan

- Key Industrial Center

- Purchase Existing Distributor Site & Retrofit

- Invest $14M from Oct. '09 Financing

- 1st 12-Mo. Revenues - $160M

- 1st 12-Mo. Net Income contribution - $22M

- Close Proximity to Large Customers

- More Than Doubled Company Capacity



Results of Operations – "LPH"
Nine Months Ended March 31, 2011

This financial information is qualified in its entirety by the financial information contained in the Company's public filings with the SEC.

$000 USD	March 31, 2010	March 31, 2011
Revenues	**$227,496**	**$353,106**
Cost of Sales	182,436	283,397
Gross Profit	**45,060**	**69,709**
Operating Expenses	2,847	4,097
Operating Income	**42,213**	**65,612**
*Derivative Exp.	(15,483)	(7,948)
Other Inc. (Exp.)	(49)	12
Income Before Tax	26,691	57,676
Income Tax Exp.	(10,964)	(16,809)
Net Income	15,727	40,867
Preferred Stock Div.	(9,009)	(186)
Net Income attributable to Common Shareholders	**$ 6,718**	**$40,681**
Diluted EPS	$0.07	$0.40
Diluted Shares	93,712,618	101,508,266

* Warrant Derivative Liability Expense – non-cash expense

14

Reconciliation of GAAP to Non-GAAP Financial Measures

Impact of Non-Cash Warrant Derivative Liability

9 Months Ended	March 31, 2010	March 31, 2011
GAAP Net Income Attributable to Common Shareholders	$ 6,718	$40,681
Non-GAAP adjustments:		
Add: Non-cash charge for the Change in Fair Value of Derivatives	* 24,127	7,948
Non-GAAP Net Income Attributable to Common Shareholders	**$30,845**	**$48,629**
GAAP Diluted EPS	$0.07	$0.40
Non-GAAP Diluted EPS	**$0.33**	**$0.48**
Diluted Shares	93,712,618	101,508,266

Adjusted for derivative accounting for change in fair market value of warrants and $8.6M deemed dividend associated with Oct. '09 Financing in FYE 2010.

This financial information is qualified in its entirety by the financial information contained in the Company's public filings with the SEC.

Projected Financials - "LPH"

Summary Operating Results *Fiscal Years Ended June 30* *($USD in Millions)*	2008 (Audited)	2009 (Audited)	2010 (Audited)	2011 (Projected)	2012 *(Projected)
Total Revenues	**$143.8**	**$196.8**	**$343.2**	**$500.0**	**$925.0**
Comparable Period Percent Change	*53.3%*	*36.9%*	*74.4%*	*45.7%*	*85.0%*
Gross Profit	**$37.0**	**$39.5**	**$69.2**	**$100.0**	**$185.0**
Profit Margin	*25.7%*	*20.1%*	*20.2%*	*20.0%*	*20.0%*
Adjusted EBITDA *(a)*	**$30.7**	**$31.8**	**$65.4**	**$96.0**	**$179.0**
Adjusted EBITDA Margin	*21.3%*	*16.4%*	*19.1%*	*19.2%*	*19.4%*
Operating Profit *(a)*	**$32.1**	**$31.8**	**$64.4**	**$94.0**	**$164.0**
Operating Profit Margin	*22.3%*	*16.2%*	*18.8%*	*18.8%*	*17.7%*
Adjusted Net Income *(a)*	**$20.7**	**$21.8**	**$47.7**	**$70.0**	**$123.0**
Adjusted Net Income Margin	*14.4%*	*11.1%*	*13.9%*	*14.0%*	*13.3%*
Adjusted EPS *(a),(b)*	**$0.28**	**$0.29**	**$0.45**	**$0.62**	**$1.09**
Comparable Period Percent Change	*-*	*3.5%*	*55.2%*	*37.8%*	*75.8%*

(a) - Adjusted for derivative accounting for change in fair market value of warrants associated with Oct. '09 Financing. Derivative Value Subject to Year-End Stock Price Adjustment.
(b) - Projected Shares Outstanding at 2011 and 2012 are 112.8 million shares fully diluted (including warrants)

* 2012 projection assumes the company closes on the acqusition of its third facility as currently proposed by June 30, 2011

This financial information is qualified in its entirety by the financial information contained in the Company's public filings with the SEC.

Haujie Petroleum Assets - Acquisition






Capital Structure - "LPH"

Summary of Fully Diluted Shares Outstanding (MM)			
Current Common Shares Outstanding (MM)	**100.3**	*(a)*	
3/31/2011			
Common Shares Issuable Upon:			
1. Conversion of Preferred Stock (remaining balance)	0.9	*(b)*	
2. Conversion of Warrants (remaining balance); S3	11.5	*(c)*	
3. Other Commited	0.1		
Fully Diluted Shares Outsanding (MM)	**112.8**		
(a) As of March 31, 2011			
(b) Originally 13,499,274 Preferred Stock; conversion 1:1 to CS			
(c) Originally 14,849,201 Warrants; Exercise Price $2.255/shares			
(1,295,030 warrants exercised for cash = $2.9MM cash)			
(2,011,919 warrants exercised on a cashless basis for 656,821)			
Common Shares Outstanding (MM)	**100.3**	**100%**	
Less: Affiliate Shares	67.0	67%	
Float (MM)	**33.3**	**33%**	

Management - "LPH"

Cai Yongjun - Chairman and Chief Executive Officer

- CEO of Taiyuan Longwei since its founding in 1995
- Has over 16 years experience in the trading, storage and petroleum handling
- Attended Shanxi University where he majored in business administration

Xue Yongping – Director, Secretary and Treasurer

- Secretary and Treasurer of Taiyuan Longwei since November 1998
- Previously served as Deputy General Manager of Taiyuan Hua Xin Trading Company, a fuel oil distributor/wholesaler
- Received law degree from Shanxi Law School

Michael Toups – Chief Financial Officer

- Named Chief Financial Officer in June 2010
- Has 20 years of experience in accounting and corporate finance
- Publicly-traded company experience including PCAOB audits, SEC reporting & SOX
- Holds an MBA in Finance from the University of Notre Dame

Summary - "LPH"

- **Leading Private-Enterprise Energy Company**

- **Petroleum Distributor & Wholesalers in Shanxi, China**

- **Founded 1995 - Solid Relationships & Competitive Position**

- **National Licenses with 120,000mt of Storage Capacity (expanding to 220,000mt total in FYE 2012)**

- **Strong Revenue Growth 74% to $343M in FYE2010 (audited) and 46% to $500M in FYE2011 (projected)**

- **Expansion Opportunities - Industrial & Consumer Markets**

- **NYSE Amex Listed – "LPH"**

- **Good Value – (1) Adjusted PE on TTM Earnings < 3x's
  (2) Book Value $2.35/share**